EXHIBIT 3.1
TEXT OF ARTICLE SEVEN OF THE SECOND RESTATED ARTICLES OF INCORPORATION
     Article Seven is corrected to read in its entirety as follows:
ARTICLE SEVEN
     A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for an act or omission in such director’s capacity as a director, except for liability for (i) a breach of a director’s duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; (iv) an act or omission for which the liability of a director is expressly provided by statute; or (v) an act related to an unlawful stock repurchase or payment of a dividend. If the laws of the State of Texas are hereafter amended to authorize corporate action further eliminating or limiting the personal liability of a director of the corporation, then the liability of a director of the corporation shall thereupon automatically be eliminated or limited to the fullest extent permitted by such laws. Any repeal or modification of this Article Seven by the shareholders of the corporation shall not adversely affect any right or protection of a director existing at the time of such repeal or modification with respect to events or circumstances occurring or existing prior to such time.